Filed pursuant to Rule 424(b)(5)

SEC File No. 333-71762

SEC File No. 333-104518

PROSPECTUS SUPPLEMENT

(To Prospectus dated December 14, 2001)

12,000,000 Shares

Common Stock

We are offering 12,000,000 shares of common stock. Our common stock is listed on the New York Stock Exchange under the symbol “XTO.” On April 16, 2003, the last sale price of the shares as reported on the New York Stock Exchange was $19.03 per share.

Concurrently with this offering of our common stock, we are offering an aggregate of $400,000,000 of our senior notes due 2013 pursuant to Rule 144A and Regulation S under the Securities Act of 1933. The completion of this offering is not conditioned on the completion of the senior notes offering.

Investing in our common stock involves risks. “ Risk Factors” begin on page S-9 of this prospectus supplement.

	Per Share	Total

Public Offering Price	$18.75	$225,000,000
Underwriting Discount	$ 0.75	$ 9,000,000
Proceeds to XTO Energy (before expenses)	$18.00	$216,000,000

We have granted the underwriters a 30-day option to purchase up to an additional 1,800,000 shares of common stock on the same terms and conditions as set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about April 23, 2003.

LEHMAN BROTHERS	MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC	JPMORGAN

A.G. EDWARDS & SONS, INC.

CREDIT LYONNAIS SECURITIES (USA) INC.

HIBERNIA SOUTHCOAST CAPITAL

MORGAN KEEGAN & COMPANY, INC.

PETRIE PARKMAN & CO.

RAYMOND JAMES

RBC CAPITAL MARKETS

SIMMONS & COMPANY INTERNATIONAL

April 16, 2003

TABLES OF CONTENTS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which gives more general information and includes disclosures that would pertain if at some time in the future we were to sell debt securities, preferred stock or common stock. Thus, the accompanying prospectus contains data which do not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We are offering to sell the shares, and seeking offers to buy the shares, only in jurisdictions where offers and sales are permitted. You should not assume that the information we have included in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates shown in these documents or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference. Our business, financial condition, results of operations and prospects may have changed since that date.

i

FORWARD-LOOKING STATEMENTS

Some statements made by us in this prospectus supplement and incorporated by reference from documents filed with the SEC are “forward-looking statements.” These prospective statements include projections related to:

•	production and cash flows;

•	number and location of planned wells;

•	completion of property acquisitions, including our pending acquisition described in this prospectus supplement;

•	completion of repurchases of XTO Energy common stock;

•	completion of the concurrent offering of our senior notes described in this prospectus supplement;

•	sources of funds necessary to conduct operations and complete acquisitions;

•	acquisition, development and exploration budgets;

•	anticipated dividend payments;

•	anticipated oil and natural gas price changes;

•	our hedging activities; and

•	establishing and selling interests in royalty trusts.

In determining these projections, we make numerous assumptions, including assumptions relating to:

•	the quality of our properties and underlying reserves;

•	our ability to replace reserves;

•	our oil and natural gas production and development expenditures;

•	our potential for growth;

•	the demand for oil and natural gas;

•	our sources of liquidity and bank credit availability;

•	the impact of production imbalances on liquidity;

•	drilling and operating risks;

•	losses possible from pending or future litigation;

•	the likelihood of regulatory approval of our operations;

•	the impact of regulatory compliance;

•	the impact of losing an oil or natural gas purchaser; and

•	the impact of new rules promulgated by the Federal Energy Regulatory Commission.

Risks, uncertainties and other factors may cause our actual results to differ materially from anticipated results expressed or implied by these prospective statements. The most significant of these risks, uncertainties and other factors are discussed under “Risk Factors” beginning on page S-9 in this prospectus supplement and in sections of documents we incorporate by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We urge you to carefully consider these factors.

ii

SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference. It is not complete and may not contain all of the information that you consider important. We encourage you to read the prospectus supplement, the accompanying prospectus and the documents to which we have referred you in their entirety. References to “we,” “our” or “us” refer to XTO Energy Inc. and its subsidiaries. Estimates of our proved oil and natural gas reserves at December 31, 2002, included or incorporated by reference in this prospectus supplement are based on reports of Miller and Lents, Ltd., an independent engineering firm. You will find definitions for oil and natural gas industry terms used throughout this prospectus supplement in “Glossary of Certain Oil and Natural Gas Terms.” Unless we state otherwise, we assume in this prospectus supplement that the underwriters will not exercise their over-allotment option.

XTO Energy Inc.

XTO Energy Inc. is a leading independent energy company engaged in the acquisition, development, exploitation and exploration of producing oil and natural gas properties, and in the production, processing, marketing and transportation of oil and natural gas. We have consistently increased proved reserves, production and cash flow since our inception in 1986, and believe we are one of the most efficient domestic onshore operators in the industry. We have grown primarily through acquisitions of producing properties, followed by aggressive development and exploration activities and strategic acquisitions of additional interests in or near these properties. Our proved reserves are principally located in relatively long-lived fields with well-established production histories geographically diversified in several key producing basins in Texas, New Mexico, Arkansas, Oklahoma, Kansas, Colorado, Wyoming, Alaska and Louisiana.

We have concentrated our efforts on achieving substantial production growth. In December 2002, we announced a strategic goal for 2003 of increasing natural gas production by 15% over 2002 levels and increasing all production, including oil and natural gas liquids, by approximately 12% on an Mcfe basis. To achieve these growth targets, we plan to drill about 309 (255 net) development wells and perform approximately 385 (283 net) workovers and recompletions in 2003. Approximately 85% of these planned wells are classified as proved undeveloped reserves on our current reserve report.

We recently signed an agreement to acquire primarily natural gas producing properties from subsidiaries of The Williams Companies as described below in “Pending Acquisition.” We estimate that the purchase price will be $385 million after closing adjustments.

We have budgeted $400 million for our 2003 drilling programs, which is expected to be funded by cash flow from operations. We expect this budget to increase by $15 million as a result of the pending acquisition. We plan to spend about 65% of the development budget in East Texas and about 20% in aggregate in the Arkoma and San Juan basins, and the balance evenly allocated to Alaska, Permian Basin and Hugoton Royalty Trust properties. Exploration expenditures are expected to be approximately 5% of the 2003 budget.

In planning for 2003, we anticipated spending $300 million to $500 million for property acquisitions assuming attractive acquisition targets were available. In view of what we believe is an attractive acquisition market, we could spend $300 million to $500 million for acquisitions during the remainder of 2003 in addition to the $385 million we expect to spend on our pending acquisition. Costs of any future property acquisitions during 2003 may reduce the amount currently budgeted for development and exploration.

We may reevaluate our budget and drilling programs in the event of significant changes in oil and natural gas prices to focus on opportunities offering the highest rates of return. Our ability to achieve our production goals will depend on the success of our planned drilling programs, our pending acquisition and, if other property acquisitions are made, the success of those acquisitions.

To help ensure sufficient cash flow to fund our operations and development program, we have entered into commodity price hedging contracts. As of April 11, 2003, we have hedged a portion of our 2003 natural gas production at an average NYMEX price of $3.98 per Mcf for 450 MMcf per day from April through June and 400 MMcf per day from July through December, and hedged 210 MMcf per day of our 2004 natural gas production at an average NYMEX price of $4.33 per Mcf. We also have entered into natural gas collars for 50 MMcf per day of our natural gas production from April through December 2003, providing a NYMEX floor price of $4.50 per Mcf and a NYMEX ceiling price of $5.57 per Mcf. We have also entered into NYMEX crude oil collars to hedge a small portion of our April through December 2003 oil production.

Our estimated proved reserves at December 31, 2002 were 3.37 Tcfe, consisting of 56.3 million Bbls of oil, 2.9 Tcf of natural gas and 25.4 million Bbls of natural gas liquids, based on December 31, 2002 prices of $29.69 per Bbl for oil, $4.41 per Mcf for natural gas and $17.86 per Bbl for natural gas liquids. Approximately 72% of December 31, 2002 proved reserves, computed on an Mcfe basis, were proved developed reserves. Increased proved reserves during 2002 were primarily the result of acquisitions and development and exploitation activities, partially offset by production. During 2002, our daily average production was 13,033 Bbls of oil, 513,925 Mcf of natural gas and 5,068 Bbls of natural gas liquids.

Fourth quarter 2002 daily average production was 13,024 Bbls of oil, 551,356 Mcf of natural gas and 5,856 Bbls of natural gas liquids.

We operate gas gathering systems in East Texas, Louisiana, Colorado, Wyoming, the Arkoma Basin of Arkansas and Oklahoma, the Hugoton Field of Kansas and Oklahoma, and Major, Woods and Woodward counties, Oklahoma. We also operate gas processing plants in the Hugoton Field and the Cotton Valley Field of Louisiana. Gas gathering and processing operations are only in areas where we have production and are considered activities which add value to our natural gas production and sales operation.

Pending Acquisition

On April 9, 2003, we signed a definitive agreement with subsidiaries of The Williams Companies to purchase primarily natural gas and coal bed methane producing interests in the Raton Basin of southern Colorado and the San Juan Basin of northwestern New Mexico and southwestern Colorado and natural gas producing interests in the Hugoton Field of southwestern Kansas. Our internal engineers estimate proved reserves to be 311 Bcfe, 77% of which are proved developed reserves. These properties currently have net production of approximately 60 MMcf per day.

The purchase price of the acquisition is $400 million. The closing is scheduled for June 6, 2003, with an economic effective date of March 1, 2003 for the Hugoton Field properties and April 1, 2003 for the other properties. We estimate that after closing adjustments, the purchase price will be $385 million. The closing is subject to standard governmental approvals and our due diligence review. Properties with 11% of the estimated proved reserves are subject to preferential purchase rights that, if exercised, would reduce the acquired interests and the purchase price. This offering of common stock will not be conditioned on the closing of this acquisition.

Business Strategy

The primary components of our business strategy are:

•	acquiring long-lived, operated oil and natural gas properties;

•	increasing production and reserves through aggressive management of operations and through development, exploitation and exploration activities;

•	hedging a portion of our production to stabilize cash flow and protect the return on development projects; and

•	retaining management and technical staff that have substantial experience in our core areas.

Acquiring Long-Lived, Operated Properties.    We seek to acquire long-lived, operated producing properties that:

•	contain complex multiple-producing horizons with the potential for increases in reserves and production;

•	are in core operating areas or in areas with similar geologic and reservoir characteristics; and

•	present opportunities to reduce expenses per Mcfe through more efficient operations.

We believe that the properties we acquire provide opportunities to increase production and reserves through the implementation of mechanical and operational improvements, workovers, behind-pipe completions, secondary recovery operations, new development wells and other development activities. We also seek to acquire facilities related to gathering, processing, marketing and transporting oil and natural gas in areas where we own reserves. Such facilities can enhance profitability, reduce costs, and provide marketing flexibility and access to additional markets. The ability to successfully purchase properties is dependent upon, among other things, competition for such purchases and the availability of financing to supplement internally generated cash flow.

Increasing Production and Reserves.    A principal component of our strategy is to increase production and reserves through aggressive management of operations and low-risk development. We believe that our principal properties possess geologic and reservoir characteristics that make them well suited for production increases through drilling and other development programs. We have generated a current inventory of approximately 2,000 potential drilling locations. Additionally, we review operations and mechanical data on operated properties to determine if actions can be taken to reduce operating costs or increase production. Such actions include installing, repairing and upgrading lifting equipment, redesigning downhole equipment to improve production from different zones, modifying gathering and other surface facilities and conducting restimulations and recompletions. We may also initiate, upgrade or revise existing secondary recovery operations.

Exploration Activities.    During 2003, we plan to focus our exploration activities on projects that are near currently owned productive fields. We believe that we can prudently and successfully add growth potential through exploratory activities given improved technology, our experienced technical staff and our expanded base of operations. We have allocated approximately $20 million of our $400 million 2003 drilling and development budget for exploration activities.

Hedging Activities.    We enter futures contracts, collars and basis swap agreements, as well as fixed price physical delivery contracts. Our policy is to routinely hedge a portion of our production at commodity prices management deems attractive. While there is a risk we may not be able to realize the benefit of rising prices, management plans to continue its hedging strategy because of the benefits provided by predictable, stable cash flow, including:

•	the ability to more efficiently plan and execute our development program, which facilitates predictable production growth;

•	the ability to enter long-term arrangements with drilling contractors, allowing us to continue development projects when product prices decline;

•	more consistent returns on investment; and

•	better utilization of our personnel.

Experienced Management and Technical Staff.    Most of our senior management and technical staff have worked together for over 20 years and have substantial experience in our core operating areas. Bob R. Simpson and Steffen E. Palko, co-founders of XTO Energy, were previously executive officers of Southland Royalty Company, one of the largest U.S. independent oil and gas producers prior to its acquisition by Burlington Northern, Inc. in 1985.

Other Strategies.    We may also acquire working interests in producing properties that we will not operate if such interests otherwise meet our acquisition criteria. We attempt to acquire nonoperated interests in fields where the operators have a significant interest to protect, including potential undeveloped reserves that will be exploited by the operator. We may also acquire nonoperated interests in order to ultimately accumulate sufficient ownership interests to operate the properties.

We also attempt to acquire a portion of our reserves as royalty interests. Royalty interests have few operational liabilities because they do not participate in operating activities and do not bear production or development costs.

Royalty Trusts.    We have created and sold units in publicly traded royalty trusts. Sales of royalty trust units allow us to more efficiently capitalize our mature, lower growth properties. We may create and sell interests in additional royalty trusts in the future.

Challenges to Implementing Our Strategy.    We face a number of challenges in implementing our strategy and achieving our goals. Our primary challenge is acquiring quality producing properties for attractive rates of return, especially in a changing commodity price environment. In addition, we will face strong competition for acquisitions, capital and employees from major oil companies and independents. Other risks that we will face are described in “Risk Factors” beginning on page S-9.

Summary of Property Base

We focus our acquisition and development activities in several prolific basins in the United States. Our proved reserves are principally located in fields with relatively long producing lives and well-established production histories concentrated in the:

•	East Texas Basin;

•	San Juan Basin of northwestern New Mexico and southwestern Colorado;

•	Arkoma Basin of Arkansas and Oklahoma;

•	Hugoton Field of Oklahoma and Kansas;

•	Anadarko Basin of Oklahoma;

•	Green River Basin of Wyoming;

•	Permian Basin of West Texas and New Mexico;

•	Middle Ground Shoal Field of Alaska’s Cook Inlet; and

•	Colquitt, Cotton Valley, Logansport and Oaks fields of northwestern Louisiana.

We have achieved substantial growth in proved reserves and production revenues during the past five years. The following table shows our proved reserves and average daily production for each year from 1998 through 2002.

	Year Ended December 31
	1998	1999	2000	2001	2002
Proved reserves:
(in thousands)

Oil (Bbls)	54,510	61,603	58,445	54,049	56,349
Natural gas (Mcf)	1,209,224	1,545,623	1,769,683	2,235,478	2,881,181
Natural gas liquids (Bbls)	17,174	17,902	22,012	20,299	25,433

Average daily production:

Oil (Bbls)	12,598	14,006	12,941	13,637	13,033
Natural gas (Mcf)	229,717	288,000	343,871	416,927	513,925
Natural gas liquids (Bbls)	3,347	3,631	4,430	4,385	5,068

Headquarters

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas, 76102, and our telephone number is (817) 885-2800.

The Common Stock Offering

Common stock offered	12,000,000 shares (1)

Common stock outstanding after the offering	181,424,779 shares (1)(2)

Use of proceeds

We will use the net proceeds from this offering and the concurrent offering of senior notes, if it is completed, to pay the purchase price of our pending acquisition of properties, to redeem our outstanding 8 3/4% senior subordinated notes and to pay down a portion of amounts borrowed under our bank revolving credit facility. See “Use of Proceeds.”

NYSE symbol	XTO

(1)	Excludes shares that may be issued to the underwriters pursuant to their over-allotment option. If the underwriters exercise their over-allotment option in full, the total number of shares of common stock offered will be 13,800,000, and the total number of outstanding shares of our common stock will be 183,224,779. We had 169,424,779 shares of our common stock outstanding at March 31, 2003.

(2)	Excludes 8,536,499 shares potentially issuable to employees and directors under stock options exercisable at December 31, 2002 at a weighted average price of $13.88 per share.

Concurrent Senior Notes Offering

Concurrently with this offering of common stock, we are offering $400,000,000 of senior notes due 2013 in a Rule 144A and Regulation S offering. Completion of this offering of common stock is not conditioned on the completion of the senior notes offering.

Risk Factors

An investment in the common stock involves certain risks that you should carefully evaluate prior to making an investment. See “Risk Factors” beginning on page S-9 of this prospectus supplement.

Summary Historical Financial and Operating Data

The following table shows summary financial and operating data for each of the three years in the period ended December 31, 2002. Significant producing property acquisitions in 2001 and 2002 affect the comparability of year-to-year financial and operating data. All weighted average shares and per share data have been adjusted for the three-for-two stock splits effected in September 2000 and June 2001 and the four-for-three stock split effected March 18, 2003.

	Year Ended December 31
	2000	2001		2002
	(in thousands except production, per share and per unit data and ratios)
Financial Data:

Consolidated Income Statement Data
Revenues:
Oil and condensate	$128,194	$116,939		$115,324
Gas and natural gas liquids	456,814	710,348		681,147
Gas gathering, processing and marketing	16,123	12,832		11,622
Other	(280)	(1,371)		2,070

Total revenues	$600,851	$838,748		$810,163

Earnings available to common stock	$115,235 (a)	$248,816	(b)	$186,059	(c)

Per common share
Basic	$0.81	$1.52	(d)	$1.12

Diluted	$0.77	$1.50	(d)	$1.10

Weighted average common shares outstanding	142,307	163,340		166,700

Dividends declared per common share	$0.0167	$0.0275		$0.0300

Consolidated Statement of Cash Flows Data
Cash provided (used) by:
Operating activities	$377,421	$542,615		$490,842
Investment activities	$(133,884)	$(610,923)		$(736,817)
Financing activities	$(241,833)	$67,680		$254,119

Consolidated Balance Sheet Data
Property and equipment, net	$1,357,374	$1,841,387		$2,370,965
Total assets	$1,591,904	$2,132,327		$2,648,193
Long-term debt	$769,000	$856,000		$1,118,170
Stockholders’ equity	$497,367	$821,050		$907,786

Operating and Other Data:

Operating Data
Average daily production:
Oil (Bbls)	12,941	13,637		13,033
Gas (Mcf)	343,871	416,927		513,925
Natural gas liquids (Bbls)	4,430	4,385		5,068
Mcfe	448,098	525,062		622,532
Average sales price:
Oil (per Bbl)	$27.07	$23.49		$24.24
Gas (per Mcf)	$3.38	$4.51		$3.49
Natural gas liquids (per Bbl)	$19.61	$15.41		$14.31
Production expense (per Mcfe)	$0.53	$0.57		$0.57
Taxes, transportation and other expense (per Mcfe)	$0.35	$0.33		$0.25
Proved reserves:
Oil (Bbls)	58,445	54,049		56,349
Gas (Mcf)	1,769,683	2,235,478		2,881,181
Natural gas liquids (Bbls)	22,012	20,299		25,433
Mcfe	2,252,425	2,681,566		3,371,873

Other Data
Ratio of earnings to fixed charges (e)	2.8x	7.7x		5.6x
EBITDA (f)	$387,939	$597,397		$545,249

Footnotes on following page

Footnotes

(a)	Includes pre-tax effects of a gain of $43.2 million on significant asset sales, derivative fair value loss of $55.8 million and non-cash incentive compensation expense of $26.1 million.

(b)	Includes pre-tax effects of a derivative fair value gain of $54.4 million and non-cash incentive compensation of $9.6 million, and an after-tax charge of $44.6 million for the cumulative effect of accounting change.

(c)	Includes pre-tax effects of a derivative fair value gain of $2.6 million, gain on settlement with Enron Corporation of $2.1 million, non-cash incentive compensation of $27 million and an $8.5 million loss on extinguishment of debt.

(d)	Before cumulative effect of accounting change, earnings per share were $1.79 basic and $1.77 diluted.

(e)	For purposes of calculating this ratio, earnings are before income tax and fixed charges. Fixed charges include interest costs, the portion of rentals considered to be representative of the interest factor and preferred stock dividends.

(f)	Defined as net income (loss) before interest expense, income taxes, depletion, depreciation and amortization, minority interest and cumulative effect of accounting change. EBITDA is calculated as follows:

	Year Ended December 31
	2000	2001	2002
	(in thousands)
Net income	$116,993	$248,816	$186,059

Income tax:
As disclosed in consolidated income statement	59,380	161,952	100,690
Related to cumulative effect of accounting change	—	(24,010)	—

	59,380	137,942	100,690

Interest expense:
Net of interest income, as disclosed in consolidated income statement	78,914	55,601	53,555
Interest income	1,430	716	836
Included in gain on investment in equity securities	1,415	—	—

	81,759	56,317	54,391

Depreciation, depletion and amortization	129,807	154,322	204,109

EBITDA	$387,939	$597,397	$545,249

Management uses EBITDA as a supplemental financial measurement in the evaluation of our business and interprets trends in EBITDA in a similar manner as trends in cash flows and liquidity. We believe that it provides additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements. EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States. Accordingly, it should not be considered as a substitute for net income (loss), operating income (loss), cash flow provided by operating activities or other income or cash flow data prepared in accordance with accounting principles generally accepted in the United States. When evaluating EBITDA, investors should consider, among other factors, (1) increasing or decreasing trends in EBITDA, (2) whether EBITDA has remained at positive levels historically and (3) how EBITDA compares to levels of interest expense. Because EBITDA excludes some, but not all, items that affect net income and may vary among companies, the EBITDA presented above may not be comparable to similarly titled measures of other companies. While we believe that EBITDA may provide additional information regarding our ability to meet our future debt service, capital expenditures and working capital requirements, certain functional or legal requirements of our business may require us to utilize our available funds for other purposes. EBITDA is reconciled to cash provided by operating activities as follows:

	Year Ended December 31
	2000	2001	2002
	(in thousands)
EBITDA	$387,939	$597,397	$545,249

Cash items excluded from EBITDA:
Current income tax	(387)	(847)	(322)
Interest expense	(81,759)	(56,317)	(54,391)
Non-cash components of net income:
Non-cash incentive compensation	25,790	9,246	26,990
(Gain) loss on investment in equity securities and from sale of properties	(45,578)	277	(129)
Non-cash derivative (gain) loss	54,512	(69,147)	6,890
Minority interest in net income of consolidated subsidiaries	59	—	—
Cumulative effect of accounting change before tax	—	68,599	—
Loss on extinguishment of debt	—	—	8,528
Enron settlement—non-cash gain and revenue	—	—	(16,142)
Other non-cash items	3,015	(5,079)	(2,955)
Changes in operating assets and liabilities	33,830	(1,514)	(22,876)

Cash provided by operating activities	$377,421	$542,615	$490,842

RISK FACTORS

Our material risks are described below. In addition to the other information set forth elsewhere in this prospectus supplement, the prospectus or incorporated by reference, the following factors relating to XTO Energy should be considered carefully in deciding whether to purchase any of the common stock.

Risks Related to Our Business

Oil and natural gas prices fluctuate due to a number of uncontrollable factors, and any decline will adversely affect our financial condition.

Our results of operations depend upon the prices we receive for our oil and natural gas. We sell most of our oil and natural gas at current market prices rather than through fixed-price contracts. Historically, the markets for oil and natural gas have been volatile and are likely to remain volatile in the future. The prices we receive depend upon factors beyond our control, which include:

•	political instability or armed conflict in oil-producing regions, such as the current conditions in Iraq, Nigeria and Venezuela;

•	weather conditions;

•	the supply and price of domestic and foreign oil and natural gas;

•	the ability of members of the Organization of Petroleum Exporting Countries to agree upon and maintain oil prices and production levels;

•	the level of consumer demand;

•	worldwide economic conditions, which have been in a downturn in recent years;

•	the price and availability of alternative fuels;

•	domestic and foreign governmental regulations and taxes;

•	the proximity to and capacity of transportation facilities; and

•	the effect of worldwide energy conservation measures.

Government regulations, such as regulations of natural gas transportation and price controls, can affect product prices in the long term. These external factors and the volatile nature of the energy markets make it difficult to reliably estimate future prices of oil and natural gas.

Any decline in oil and natural gas prices adversely affects our financial condition. If the oil and gas industry experiences significant price declines, we may, among other things, be unable to meet our financial obligations or make planned capital expenditures.

We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms.

We make, and will continue to make, substantial capital expenditures for the acquisition, development, production, exploration and abandonment of our oil and natural gas reserves. We intend to finance our capital expenditures primarily through cash flow from operations and bank borrowings. Lower oil and natural gas prices, however, reduce cash flow and the amount of credit available under our bank revolving credit facility. Our cost of exploration and development was $164.3 million in 2000, $390.9 million in 2001 and $356.3 million in 2002. Our exploration and development budget in 2003 is $400 million. Future acquisitions could substantially affect this amount.

We believe that, after debt service, we will have sufficient cash from operating activities to finance our exploration and development expenses through 2003. If our revenues decrease, however, and we are unable to obtain additional debt or equity financing, we may lack the capital necessary to replace our reserves or to maintain production at current levels.

We have substantial indebtedness and may incur substantially more debt. Any failure to meet our debt obligations would adversely affect our business and financial condition.

We have incurred substantial debt amounting to $1.12 billion as of December 31, 2002, and we are engaging in a concurrent senior notes debt offering of at least an additional $400 million. As a result of our indebtedness we will need to use a portion of our cash flow to pay principal and interest, which will reduce the amount we will have to finance our operations and other business activities and could limit our flexibility in planning for or reacting to changes in our business and the industry in which we operate. Our bank revolving credit indebtedness is at a variable interest rate, and so a rise in interest rates will generate greater interest expense to the extent we do not have applicable interest rate protection hedges. The amount of our debt may also cause us to be more vulnerable to economic downturns and adverse developments in our business.

Together with our subsidiaries, we may incur substantially more debt in the future. The indentures governing our outstanding notes and the concurrent senior notes offering contain restrictions on our incurrence of additional indebtedness. These restrictions, however, are subject to a number of qualifications and exceptions, and under certain circumstances, we could incur substantial additional indebtedness in compliance with these restrictions. Moreover, these restrictions do not prevent us from incurring obligations that do not constitute indebtedness under the indentures. As of December 31, 2002, we had approximately $195 million of additional borrowing capacity under our bank revolving credit agreement, subject to specific requirements, including compliance with financial covenants. To the extent new debt is added to our current debt levels, the risks resulting from indebtedness could substantially increase.

Our ability to meet our debt obligations and other expenses will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors, many of which we are unable to control. If our cash flow is not sufficient to service our debt, we may be required to refinance the debt, sell assets or sell additional shares of common stock on terms that we do not find attractive if it may be done at all. Further, our failure to comply with the financial and other restrictive covenants relating to our indebtedness could result in a default under that indebtedness, which could adversely affect our business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, and many of our competitors have greater financial, technological and other resources than we do.

We operate in the highly competitive areas of oil and natural gas acquisition, development, exploitation, exploration and production. The oil and natural gas industry is characterized by rapid and significant technological advancements and introductions of new products and services using new technologies. We face intense competition from independent, technology-driven companies as well as from both major and other independent oil and natural gas companies in each of the following areas:

•	seeking to acquire desirable producing properties or new leases for future exploration;

•	marketing our oil and natural gas production;

•	integrating new technologies; and

•	seeking to acquire the equipment and expertise necessary to develop and operate our properties.

Many of our competitors have financial, technological and other resources substantially greater than ours, and some of them are fully integrated oil companies. These companies may be able to pay more for development prospects and productive oil and natural gas properties and may be able to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. Further, these companies may enjoy technological advantages and may be able to implement new technologies more rapidly than we can. Our ability to develop and exploit our oil and natural gas properties and to acquire additional properties in the future will depend upon our ability to successfully conduct operations, implement advanced technologies, evaluate and select suitable properties and consummate transactions in this highly competitive environment.

The failure to replace our reserves could adversely affect our financial condition.

Our future success depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we can continue to conduct successful exploitation or development activities or acquire properties containing proved reserves, or both. We may not be able to find, develop or acquire additional reserves on an economic basis. Furthermore, while our revenues may increase if oil and natural gas prices increase significantly, our finding costs for additional reserves could also increase.

Our use of hedging arrangements could result in financial losses or reduce our income.

To reduce our exposure to fluctuations in the prices of oil and natural gas, we have entered into and expect in the future to enter into hedging arrangements for a portion of our oil and natural gas production. These hedging arrangements expose us to risk of financial loss in some circumstances, including when:

•	production is less than expected;

•	the counter-party to the hedging contract defaults on its contract obligations; or

•	there is a change in the expected differential between the underlying price in the hedging agreement and actual prices received.

In addition, these hedging arrangements may limit the benefit we would otherwise receive from increases in prices for oil and natural gas.

Reserve estimates depend on many assumptions that may turn out to be inaccurate. Any material inaccuracies in our reserve estimates or underlying assumptions could cause the quantities and net present value of our reserves to be overstated.

Estimating quantities of proved oil and natural gas reserves is a complex process. It requires interpretations of available technical data and various assumptions, including assumptions relating to economic factors. Any significant inaccuracies in these interpretations or assumptions or changes of conditions could cause the quantities and net present value of our reserves to be overstated.

To prepare estimates of economically recoverable oil and natural gas reserves and future net cash flows, we analyze many variable factors, such as historical production from the area compared with production rates from other producing areas. We also analyze available geological, geophysical, production and engineering data, and the extent, quality and reliability of this data can vary. The process also involves economic assumptions relating to commodity prices, production costs, severance and excise taxes, capital expenditures and workover and remedial costs. Actual results most likely will vary from our estimates. Any significant variance could reduce the estimated quantities and present value of reserves shown or incorporated by reference in this prospectus supplement.

You should not assume that the present value of future net cash flows from our proved reserves referred to or incorporated by reference in this prospectus supplement is the current market value of our estimated oil and natural gas reserves. In accordance with Securities and Exchange Commission requirements, we base the estimated discounted future net cash flows from our proved reserves on prices and costs on the date of the estimate. Actual future prices and costs may differ materially from those used in the net present value estimate and future net present value estimates using then current prices and costs may be significantly less than the current estimate.

There are risks in acquiring producing properties, including difficulties in integrating acquired properties into our business, additional liabilities and expenses associated with acquired properties, diversion of management attention, and increasing the scope, geographic diversity and complexity of our operations.

Our business strategy includes growing our reserve base through acquisitions. Our failure to integrate acquired businesses successfully into our existing business, or the expense incurred in consummating future acquisitions, could result in our incurring unanticipated expenses and losses. In addition, we may have to assume cleanup or reclamation obligations or other unanticipated liabilities in connection with these acquisitions. The scope and cost of these obligations may ultimately be materially greater than estimated at the time of the acquisition.

We are continually investigating opportunities for acquisitions. In connection with future acquisitions, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant management attention and financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Our ability to make future acquisitions may be constrained by our ability to obtain additional financing.

Possible future acquisitions could result in our incurring additional debt, contingent liabilities and expense, all of which could have a material adverse effect on our financial condition and operating results.

Drilling oil and natural gas wells is a high-risk activity and subjects us to a variety of factors that we cannot control.

Drilling oil and natural gas wells, including development wells, involves numerous risks, including the risk that no commercially productive oil or natural gas reservoirs will be encountered. We may not recover all or any portion of our investment in new wells. The presence of unanticipated pressures or irregularities in formations, miscalculations or accidents may cause our drilling activities to be unsuccessful, resulting in a total loss of our investment. In addition, we often are uncertain as to the future cost or timing of drilling, completing and operating wells. Further, our drilling operations may be curtailed, delayed or canceled as a result of a variety of factors, including:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in formations;

•	equipment failures or accidents;

•	adverse weather conditions;

•	compliance with environmental and other governmental requirements, which may increase our costs or restrict our activities; and

•	costs of, or shortages or delays in the availability of, drilling rigs and equipment.

The marketability of our production is dependent upon transportation facilities over which we have no control.

The marketability of our production depends in part upon the availability, proximity and capacity of pipelines, natural gas gathering systems and processing facilities. Any significant change in market factors affecting these infrastructure facilities could harm our business. We deliver oil and natural gas through gathering systems and pipelines that we do not own. These facilities may not be available to us in the future.

Property acquisitions are a component of our growth strategy, and our failure to complete future acquisitions successfully could reduce our earnings and slow our growth.

Our business strategy has emphasized growth through strategic acquisitions, but we may not be able to continue to identify properties for acquisition or we may not be able to make acquisitions on terms that we consider economically acceptable. There is intense competition for acquisition opportunities in our industry. Competition for acquisitions may increase the cost of, or cause us to refrain from, completing acquisitions. Our strategy of completing acquisitions is dependent upon, among other things, our ability to obtain debt and equity financing and, in some cases, regulatory approvals. Our ability to pursue our growth strategy may be hindered if we are not able to obtain financing or regulatory approvals. Our ability to grow through acquisitions and manage growth will require us to continue to invest in operational, financial and management information systems and to attract, retain, motivate and effectively manage our employees. The inability to effectively manage the integration of acquisitions could reduce our focus on subsequent acquisitions and current operations, which, in turn, could negatively impact our earnings and growth. Our financial position and results of operations may fluctuate significantly from period to period, based on whether or not significant acquisitions are completed in particular periods.

We are subject to complex federal, state and local laws and regulations that could adversely affect our business.

Extensive federal, state and local regulation of the oil and gas industry significantly affects our operations. In particular, our oil and natural gas exploration, development and production, and our storage and transportation of liquid hydrocarbons, are subject to stringent environmental regulations. These regulations have increased the costs of planning, designing, drilling, installing, operating and abandoning oil and natural gas wells and other related facilities. These regulations may become more demanding in the future. Matters subject to regulation include:

•	discharge permits for drilling operations;

•	drilling bonds;

•	spacing of wells;

•	unitization and pooling of properties;

•	environmental protection;

•	reports concerning operations; and

•	taxation.

Under these laws and regulations, we could be liable for:

•	personal injuries;

•	property damage;

•	oil spills;

•	discharge of hazardous materials;

•	reclamation costs;

•	remediation and clean-up costs; and

•	other environmental damages.

Failure to comply with these laws and regulations also may result in the suspension or termination of our operations and subject us to administrative, civil and criminal penalties. Further, these laws and regulations could change in ways that substantially increase our costs. Any of these liabilities, penalties, suspensions, terminations or regulatory changes could make it more expensive for us to conduct our business or cause us to limit or curtail some of our operations.

Our business involves many operating risks, which may result in substantial losses, and insurance may be unavailable or inadequate to protect us against these risks.

Our operations are subject to hazards and risks inherent in drilling for, producing and transporting oil and natural gas, such as:

•	fires;

•	natural disasters;

•	explosions;

•	pressure forcing oil or natural gas out of the wellbore at a dangerous velocity coupled with the potential for fire or explosion;

•	weather;

•	failure of oilfield drilling and service tools;

•	changes in underground pressure in a formation that causes the surface to collapse or crater;

•	pipeline ruptures or cement failures; and

•	environmental hazards such as natural gas leaks, oil spills and discharges of toxic gases.

Any of these risks can cause substantial losses resulting from:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of our operations; and

•	repair and remediation costs.

We do not insure against the loss of oil or natural gas reserves as a result of operating hazards or insure against business interruption. Losses could occur for uninsurable or uninsured risks, or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could harm our financial condition and results of operations.

Terrorist activities and military and other actions could adversely affect our business.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and have generated global economic instability. The continued threat of terrorism and the impact of military and other action, including U.S. military operations in Iraq, will likely lead to continued volatility in prices for crude oil and natural gas and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States. Further, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risks and, depending on their ultimate magnitude, could have a material adverse effect on our business.

The loss of key personnel could adversely affect our business.

We depend to a large extent on the efforts and continued employment of Bob R. Simpson, our Chairman and Chief Executive Officer, and Steffen E. Palko, our Vice Chairman and President, and other key personnel. The loss of the services of Mr. Simpson, Mr. Palko or other key personnel could adversely affect our business, and we do not maintain key man insurance on the lives of any of these persons. Our drilling success and the success of other activities integral to our operations will depend, in part, on our ability to attract and retain experienced geologists, engineers and other professionals. Competition for experienced geologists, engineers and some other professionals is extremely intense. If we cannot retain our technical personnel or attract additional experienced technical personnel, our ability to compete could be harmed.

We have limited control over the activities on properties we do not operate.

Other companies operate some of the properties in which we have an interest. We have limited ability to influence or control the operation or future development of these non-operated properties or the amount of capital expenditures that we are required to fund for their operation. Our dependence on the operator and other working interest owners for these projects and our limited ability to influence or control the operation and future development of these properties could materially adversely affect the realization of our targeted returns or lead to unexpected future costs.

The cessation of business by Arthur Andersen, who previously audited our financial statements, will limit our ability to use the financial statements audited by Arthur Andersen and could impact your ability to seek potential recoveries from Arthur Andersen.

Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus supplement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has liquidated its business. As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus supplement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus supplement, you would not be able to recover against Arthur Andersen for their liability under Section 11 of the Securities Act in the event of any untrue statements or omissions contained in the financial statements audited by Arthur Andersen.

Risks related to holding our common stock

We have certain anti-takeover provisions which could inhibit an acquisition of the common stock at a premium price.

The rights that have been issued under our stockholders rights plan would cause substantial dilution to anyone who attempted to acquire us on terms not approved by our board of directors. A change of control (as defined in our bank revolving credit agreement and in the indentures governing our outstanding notes and the notes being offered in the concurrent note offering) will generate an event of default under our bank revolving credit agreement and will require us to make an offer to repurchase those notes. These provisions may have the effect of discouraging unsolicited takeover proposals. Additionally, our restated certificate of incorporation and bylaws contain provisions that make acquisition of control by means of a proxy fight more difficult. Our bylaws divide the board of directors into three classes of directors serving staggered three-year terms, which will require at least two meetings of stockholders to effect a change in a majority of the directors. Special meetings of stockholders may be called only by the chairman of the board of directors, the chief executive officer, the president, a majority of the directors or stockholders holding at least 80% of the voting power of all outstanding shares of capital stock. The vote of at least 80% of the voting power of all outstanding shares of capital stock is required to amend those provisions relating to the election of directors and special meetings of stockholders. The shareholder rights plan, the change of control provisions relating to our long-term indebtedness and our corporate governance requirements together may discourage transactions that could entail the payment to stockholders of a premium over the prevailing market price of the common stock.

USE OF PROCEEDS

We estimate the net proceeds from this offering will be approximately $215.3 million, after deducting underwriting discounts and commissions and estimated expenses of the offering. We intend to apply the net proceeds from this offering to fund $215.3 million of the purchase price for our pending acquisition of properties. Net proceeds will be used temporarily to pay down amounts borrowed under our bank revolving credit facility, which had a weighted average interest rate at December 31, 2002 of 2.84%. The bank borrowings were incurred to finance the purchase of producing oil and natural gas properties and to fund development expenditures.

If the concurrent offering of senior notes is completed, we estimate that the net proceeds from that offering will be $393.1 million after deducting commissions and estimated expenses. We intend to apply the net proceeds from the senior notes offering to:

•	fund $169.7 million of the purchase price for our pending acquisition of properties;

•	redeem our 8 3/4% senior subordinated notes due 2009 at a cost of $172.7 million, including premium and accrued interest; and

•	pay down $50.7 million of outstanding indebtedness under our bank revolving credit facility.

In the event that our pending acquisition does not close, net proceeds from this offering and any concurrent offering would be used to redeem our 8 3/4% senior subordinated notes due 2009 and the remainder to repay amounts on our bank revolving credit facility and for general corporate purposes, including possible future acquisitions.

CAPITALIZATION

The following table shows our capitalization at December 31, 2002 and our capitalization as adjusted to reflect this offering of common stock and as adjusted to reflect both this offering and the concurrent senior notes offering, assuming application of the estimated net proceeds from each offering as described in “Use of Proceeds.”

	As of December 31, 2002
	Actual	As Adjusted for this Offering	As Adjusted for Both Offerings
	(in thousands)
Long-term debt:
Bank revolving credit facility	$605,000	$774,700 (a)	$554,288
8 3/4% senior subordinated notes due 2009(b)	163,170	163,170	—
7 1/2% senior notes due 2012	350,000	350,000	350,000
6 1/4% senior notes due 2013 (c)	—	—	400,000

Total long-term debt	1,118,170	1,287,870	1,304,288

Stockholders’ equity:
Common stock ($.01 par value, 250,000,000 shares authorized, 180,979,976 shares issued before the offering and 192,979,976 shares issued after the offering) (d)	1,810	1,930	1,930
Additional paid-in capital	534,354	749,534	749,534
Treasury stock (11,677,485 shares)	(76,561)	(76,561)	(76,561)
Retained earnings	509,756	509,756	503,433 (e)
Accumulated other comprehensive loss	(61,573)	(61,573)	(61,573)

Total stockholders’ equity	907,786	1,123,086	1,116,763

Total capitalization	$2,025,956	$2,410,956	$2,421,051

(a)	Reflects additional borrowing under our bank revolving credit facility to fund the balance of the purchase price for our pending property acquisition.

(b)	At December 31, 2002, total funds required to redeem 8 3/4% senior subordinated notes with a face value of $163.2 million is approximately $172.7 million, which includes call premium of $7.1 million and accrued interest of $2.4 million.

(c)	This common stock offering is not conditioned on the completion of the concurrent senior notes offering. There is no assurance that the concurrent senior notes offering will be completed for the amount contemplated.

(d)	Excludes 8,536,499 shares potentially issuable under stock options that are exercisable at December 31, 2002 at a weighted average price of $13.88 per share.

(e)	Includes the effect of a $6.3 million loss on extinguishment of debt, net of tax.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Our common stock is listed on the New York Stock Exchange and trades under the symbol “XTO.” The following table sets forth, for the periods indicated, the high and low prices of the common stock as reported on the New York Stock Exchange Composite Tape. The prices below have been adjusted to reflect the 3-for-2 stock split effected on June 5, 2001, and the 4-for-3 stock split effected on March 18, 2003.

	Sales Price		Dividend Declared
	Low	High
2001:
First Quarter	$9.407	$15.475	$0.0050
Second Quarter	10.313	16.300	0.0075
Third Quarter	9.225	12.375	0.0075
Fourth Quarter	9.938	14.475	0.0075
2002:
First Quarter	$11.018	$15.188	$0.0075
Second Quarter	13.763	16.163	0.0075
Third Quarter	11.513	15.743	0.0075
Fourth Quarter	15.090	19.793	0.0075
2003:
First Quarter	$17.018	$19.860	$0.0100
Second Quarter (through April 16, 2003)	18.200	20.190

The closing price of the common stock on the NYSE on April 16, 2003, was $19.03. As of March 19, 2003, we had approximately 680 stockholders of record.

Dividend Policy

The determination of the amount of future dividends, if any, to be declared and paid is at the sole discretion of our board of directors and will depend on our financial condition, earnings and funds from operations, the level of our capital expenditures, dividend restrictions in our financing agreements, our future business prospects and other matters as the board of directors deems relevant. Our bank revolving credit facility restricts the amount of dividends to 25% of cash flow from operations, as defined, for the latest four consecutive quarterly periods. Our 7 1/2% senior notes and 8 3/4% senior subordinated notes also place certain restrictions on distributions to common stockholders, including dividend payments.

On February 18, 2003, the board of directors declared a quarterly dividend of $0.01 per share payable on April 15, 2003 to stockholders of record on March 31, 2003. Purchasers in this offering will not be entitled to receive this dividend.

PENDING ACQUISITION

On April 9, 2003, we signed a definitive agreement with subsidiaries of The Williams Companies to purchase primarily natural gas producing and coal bed methane interests in the Raton Basin of southern Colorado and the San Juan Basin of northwestern New Mexico and southwestern Colorado and natural gas producing interests in the Hugoton Field of southwestern Kansas. Our internal engineers estimate total proved reserves of the properties to be 311 Bcfe, 77% of which are proved developed reserves. These properties currently have net production of approximately 60 MMcf per day.

The purchase price of the acquisition is $400 million. The closing is scheduled for June 6, 2003, with an economic effective date of March 1, 2003 for the Hugoton Field properties and April 1, 2003 for the other properties. We estimate that after adjustments the purchase price will be $385 million. The closing is subject to standard governmental approvals and our due diligence review. Properties with 11% of the estimated proved reserves are subject to preferential purchase rights that, if exercised, would reduce the acquired interests and the purchase price. This offering of common stock will not be conditioned on the closing of the property acquisition.

In the Raton Basin of Las Animas County, Colorado, we expect to acquire 121 Bcfe of reserves, 66% of which are proved developed reserves, with net production of approximately 23 MMcf per day. We will have 100% working interests across 54,317 net acres of coal bed methane property containing 191 producing wells. Of this acreage, approximately 65% is held as mineral interests, which will allow us to receive royalty free revenues from production. The properties are contiguous and only 40% developed, allowing for potential continued development of additional reserves through further drilling.

In the Hugoton Field of southwestern Kansas, we expect to acquire 107 Bcfe of reserves, 98% of which are proved developed reserves, with net production of approximately 24 MMcf per day. We will have working interests averaging 84% across 109,819 net acres that contain 341 operated wells.

In the San Juan Basin of the San Juan and Rio Arriba counties of New Mexico and LaPlata County, Colorado, we expect to acquire 83 Bcfe of proved reserves, 67% of which are proved developed reserves, with net production of 13 MMcf per day. This area consists partly of non-operated working interests of 29% or less in conventional natural gas properties located in 10 federal units and 181 non-unit wells in the Blanco Mesaverde and Basin Dakota fields. The conventional natural gas properties have net production of approximately 8 MMcf per day. The remaining properties in the San Juan Basin area consist of non-operated working interests averaging 22% in coal bed methane gas properties located in the Basin Fruitland Coal Field. These coal bed methane gas properties have net production of approximately 5 MMcf per day.

The foregoing estimates of reserves and production for the pending acquisition are based on estimates of our engineers without review by an independent petroleum engineering firm. Data used to make these estimates were furnished by Williams and may not be as complete as those which are available for our properties. There is no assurance that this acquisition will be completed or, if completed, that the estimates of reserves and production will be correct.

MANAGEMENT

Directors and Executive Officers

XTO Energy’s board of directors consists of seven members, divided into three classes, and four advisory directors. The members of each class serve three-year terms and advisory directors serve at the pleasure of the board of directors. Advisory directors attend and participate in, but do not vote at, board meetings. Executive officers are elected annually and serve at the discretion of the board of directors. The following table provides information regarding our directors and executive officers:

Name	Age	Position
Bob R. Simpson	54	Chairman of the Board, Chief Executive Officer and Director

Steffen E. Palko	52	Vice Chairman, President and Director

Louis G. Baldwin	53	Executive Vice President, Chief Financial Officer and Advisory Director

Keith A. Hutton	44	Executive Vice President—Operations and Advisory Director

Vaughn O. Vennerberg, II	48	Executive Vice President—Administration and Advisory Director

Bennie G. Kniffen	52	Senior Vice President and Controller

William H. Adams III	44	Director

J. Luther King, Jr.	62	Director

Jack P. Randall	53	Director

Scott G. Sherman	69	Director

Herbert D. Simons	67	Director

Lane G. Collins	62	Advisory Director

Background of Directors and Executive Officers

Bob R. Simpson has been a director of XTO Energy since 1990. A co-founder of XTO Energy with Mr. Palko, Mr. Simpson has served as Chairman since July 1, 1996 and as Chief Executive Officer or held similar positions with XTO Energy and its predecessors since 1986. He served as Vice President of Finance and Corporate Development of Southland Royalty Company from 1979 to 1986 and as Tax Manager of Southland Royalty Company from 1976 to 1979.

Steffen E. Palko has been a director of XTO Energy since 1990. A co-founder of XTO Energy with Mr. Simpson, Mr. Palko has served as Vice Chairman and President or held similar positions with XTO Energy and its predecessors since 1986. He served as Vice President—Reservoir Engineering of Southland Royalty Company from 1984 to 1986 and as Manager of Reservoir Engineering of Southland Royalty Company from 1982 to 1984.

Louis G. Baldwin has served as Executive Vice President and Chief Financial Officer or held similar positions with XTO Energy and its predecessors since 1986. He has served as an advisory director since 2000. He served as Assistant Treasurer of Southland Royalty Company from 1979 to 1986 and as Financial Analyst of Southland Royalty Company from 1976 to 1979.

Keith A. Hutton has served as Executive Vice President—Operations or held similar positions with XTO Energy and its predecessors since 1987. He has served as an advisory director since 2000. From 1982 to 1987, he served as Reservoir Engineer with Sun Exploration & Production Company.

Vaughn O. Vennerberg, II has served as Executive Vice President—Administration or held similar positions with XTO Energy and its predecessors since 1987. He has served as an advisory director since 2000. From 1979 to 1986, he was employed by Cotton Petroleum Corporation and Texaco Inc.

Bennie G. Kniffen has served as Senior Vice President and Controller or held similar positions with XTO Energy and its predecessors since 1986. From 1976 to 1986, he served as Director of Auditing or held similar positions with Southland Royalty Company.

William H. Adams III has been a director of XTO Energy since 2001. He has served as President of Texas Bank—Downtown Fort Worth since 2001. He was employed by Frost Bank from 1995 to 2001 where he most recently served as President of Frost Bank—South Arlington, and prior to that he served as Senior Vice President and Group Leader of Commercial/Energy Lending.

J. Luther King, Jr. has been a director of XTO Energy since 1991. Since 1979, Mr. King has served as President, Principal and Portfolio Manager/Analyst of Luther King Capital Management Corporation, an investment management firm in Fort Worth, Texas of which Mr. King is the majority shareholder. Previously, he was Vice President and Director of Lionel D. Edie & Company, an investment management firm. Mr. King is retiring from the Board of Directors effective May 20, 2003.

Jack P. Randall has been a director of XTO Energy since August 1997. He is a co-founder of Randall & Dewey, Inc., an oil and gas consulting firm in Houston, Texas, and has served as its president since 1989. From 1975 to 1989, he was employed with Amoco Production Company where he served as Manager of Acquisitions and Divestitures for seven years.

Scott G. Sherman has been a director of XTO Energy since 1990. He has been the sole owner of Sherman Enterprises, a personal investment firm in Fort Worth, Texas, for the past 15 years. Previously, Mr. Sherman owned and operated Eaglemotive Industries, an automotive parts manufacturing company, for 18 years.

Herbert D. Simons has been a director of XTO Energy since 2000. He is presently of counsel as a tax attorney with the law firm of Winstead Sechrest & Minick P.C., Houston, Texas. Prior to that he was an associate and partner from 1963 through 1999 in the law firm of Butler & Binion, L.L.P., where he specialized in federal income tax law. Mr. Simons is a certified public accountant and served as a member of the Rice University Accounting Council from 1981 until 1996.

Dr. Lane G. Collins has served as an advisory director of XTO Energy since 1998. Dr. Collins has been professor of accounting at Baylor University in Waco, Texas since 1978. From 1973 to 1978, Dr. Collins taught at the University of Southern California, where he earned his doctorate in business administration.

UNDERWRITING

Under the underwriting agreement, which we will file as an exhibit to our current report on Form 8-K relating to this common stock offering, each of the underwriters named below have severally agreed to purchase from us the respective number of shares of common stock indicated in the following table:

Underwriters	Number of Shares
Lehman Brothers Inc.	4,800,000
Morgan Stanley & Co. Incorporated	2,400,000
Banc of America Securities LLC	1,200,000
J.P. Morgan Securities Inc.	1,200,000
A.G. Edwards & Sons, Inc.	300,000
Credit Lyonnais Securities (USA) Inc.	300,000
Hibernia Southcoast Capital, Inc.	300,000
Morgan Keegan & Company, Inc.	300,000
Petrie Parkman & Co., Inc.	300,000
Raymond James & Associates, Inc.	300,000
RBC Dain Rauscher Inc.	300,000
Simmons & Company International	300,000

Total	12,000,000

The underwriting agreement provides that the underwriters are obligated to purchase, subject to certain conditions, all of the shares of common stock in the offering if any are purchased, other than those covered by the over-allotment option described below. The conditions contained in the underwriting agreement include requirements that:

•	the representations and warranties made by us to the underwriters are true;

•	there has been no material adverse change in our condition or in the financial markets; and

•	we deliver the customary closing documents to the underwriters.

Over-Allotment Option

We have granted the underwriters a 30-day option after the date of the underwriting agreement to purchase, in whole or part, up to an aggregate of 1,800,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. Such option may be exercised to cover over-allotments, if any, made in connection with the common stock offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares of common stock based on the underwriter’s percentage underwriting commitment in the offering as indicated on the preceding table.

Commission and Expenses

We have been advised by the underwriters that the underwriters propose to offer the shares of common stock directly to the public at the price to the public set forth on the cover page of this prospectus supplement and to selected dealers (who may include the underwriters) at the offering price less a selling concession not in excess of $0.45 per share. The underwriters may allow and the selected dealers may reallow a discount from the concession not in excess of $0.10 per share to other dealers. After the common stock offering the underwriters may change the offering price and other selling terms.

The following table shows the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters over-allotment option to purchase additional shares of common stock. The underwriting fee is the difference between the public offering price and the amount the underwriters pay to us to purchase the common stock from us.

	No Exercise	Full Exercise
Per Share	$0.75	$0.75
Total	$9,000,000	$10,350,000

We estimate that the total expenses for this common stock offering and related transactions, excluding underwriting discounts and commissions, will be approximately $0.7 million.

Stabilization, Short Positions and Penalty Bids

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of shares of common stock in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares of common stock the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares of common stock over-allotted by the underwriters is not greater than the number of shares of common stock that they may purchase in the over-allotment option. In a naked short position, the number of shares of common stock involved is greater than the number of shares of common stock in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing the common stock in the open market.

•	Syndicate covering transactions involve purchases of shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the common stock to close out the short position, the underwriters will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which they may purchase common stock through the over-allotment option. If the underwriters sell more shares of common stock than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover a syndicate short position.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of shares of common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-up Agreements

We and our executive officers and directors have agreed that we and they will not, subject to limited exceptions, directly or indirectly, sell, offer, pledge or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock or enter into any derivative transaction with similar effect as a sale of common stock for a period of 60 days after the date of this prospectus supplement without the prior written consent of Lehman Brothers Inc. The restrictions described in this paragraph do not apply to the sale of shares of common stock to the underwriters. This agreement does not apply to sales that are part of transactions under any existing employee benefit plans or to aggregate sales by executive officers and directors of 100,000 shares of common stock or any securities convertible into or exchangeable or exercisable for common stock.

Lehman Brothers Inc., in its discretion, may release the shares of common stock subject to lock-up agreements in whole or in part at any time with or without notice. When determining whether or not to release shares of common stock from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the stockholders’ reasons for requesting the release, the number of shares of common stock for which the release is being requested, and market conditions at the time.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol “XTO.”

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that may be required to be made in respect of these liabilities.

Affiliations

Some of the underwriters have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us in the ordinary course of their business.

Certain of the underwriters are also acting as initial purchasers in the concurrent senior notes offering, and they will receive customary discounts upon the closing of that offering.

Lehman Brothers Inc. is acting as financial advisor to The Williams Companies in connection with our pending acquisition of properties from Williams, for which Lehman Brothers will receive a customary fee from Williams.

Electronic Distribution

A prospectus in electronic format may be made available on internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this common stock offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares of common stock for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus supplement forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the common stock, also referred to in this section as the securities, in Canada is being made only on a private placements basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the securities are made. Any resale of the securities in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Purchasers

By purchasing the securities in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the securities without the benefit of a prospectus qualified under those securities laws;

•	where required by law, that the purchaser is purchasing as principal and not as agent; and

•	the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action — Ontario Purchasers

Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the shares, for rescission against us in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the securities. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the securities were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the securities as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgement against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the securities should consult their own legal and tax advisors with respect to the tax consequences of an investment in the securities in their particular circumstances and about the eligibility of the debentures for investment by the purchaser under relevant Canadian legislation.

LEGAL MATTERS

The validity of the shares of common stock to be sold in this offering will be passed upon for us by our counsel, Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters by Vinson & Elkins L.L.P., Houston, Texas.

EXPERTS

Our consolidated financial statements as of and for the year ended December 31, 2002, incorporated by reference herein have been audited by KPMG LLP, independent public accountants, as indicated in their report relating to those financial statements and are incorporated by reference herein in reliance upon their authority as experts in accounting and auditing.

Our consolidated financial statements as of and for the years ended December 31, 2000 and 2001 incorporated by reference in this prospectus supplement were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports, and are incorporated herein in reliance upon the authority of that firm as experts in accounting and auditing. Subsequent to Arthur Andersen’s completion of our 2001 audit, the firm was convicted of obstruction of justice charges relating to a federal investigation of Enron Corporation, has ceased practicing before the SEC, and has liquidated its business As a result, it is impossible to obtain Arthur Andersen’s consent to the incorporation by reference of their report in this prospectus supplement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act of 1933. Because Arthur Andersen has not consented to the incorporation by reference of their reports in this prospectus supplement, you would not be able to recover against Arthur Andersen for its liability under Section 11 of the Securities Act in the event of any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Reports and other information concerning us can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our common stock is listed and traded on the New York Stock Exchange under the trading symbol “XTO.”

This prospectus supplement and the accompanying prospectus, which constitute a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omit certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information about us. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus supplement concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of that document filed as an exhibit to the registration statement.

The information included in the following documents is incorporated by reference and is considered to be a part of this prospectus supplement and the accompanying prospectus. The most recent information that we file with the SEC automatically updates and supersedes older information. We have previously filed the following documents with the SEC and we are incorporating them by reference into this prospectus supplement and the accompanying prospectus:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002, filed on March 31, 2003;

•	Current Report on Form 8-K, filed on April 14, 2003 (report dated April 14, 2003);

•	The description of XTO Energy’s common stock contained in Form 8-A (filed under our former name, Cross Timbers Oil Company) dated April 8, 1993, as amended by Amendment No. 1 dated June 15, 1995; and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement but before the end of the offering of the securities made by this prospectus supplement.

As a recipient of this prospectus supplement, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 885-2800

GLOSSARY OF CERTAIN OIL AND NATURAL GAS TERMS

In this prospectus supplement the following terms have the meanings specified below.

Bbl—One stock tank barrel, or 42 US gallons liquid volume, of crude oil or other liquid hydrocarbons.

Bcf—One billion cubic feet of natural gas.

Bcfe—One billion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Btu—A British Thermal Unit, a common unit of energy measurement. Estimated Future Net Revenues (also referred to as estimated future net cash flows)—The result of applying current prices of oil and natural gas to estimated future production from oil and natural gas proved reserves, reduced by estimated future expenditures, based on current costs to be incurred, in developing and producing the proved reserves, excluding overhead.

MBbl—One thousand Bbl.

Mcf—One thousand cubic feet of natural gas.

Mcfe—One thousand cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

MMBtu—One million British Thermal Units (Btus).

MMcf—One million cubic feet of natural gas.

MMcfe—One million cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

Natural Gas Revenue—Includes revenue related to the sale of natural gas, natural gas liquids and plant products.

Net Oil and Natural Gas Wells or Acres—Determined by multiplying “gross” oil and natural gas wells or acres by our interest in such wells or acres.

NYMEX—New York Mercantile Exchange, where futures and options contracts for the oil and natural gas industry and some precious metals are traded.

Oil Revenue—Includes revenue related to the sale of oil and condensate production.

Proved Developed Reserves—Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods.

Proved Reserves—The estimated quantities of crude oil, natural gas and natural gas liquids which, upon analysis of geologic and engineering data, appear with reasonable certainty to be recoverable in the future from known oil and natural gas reservoirs under existing economic and operating conditions.

Proved Undeveloped Reserves—Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required.

Reserve-to-Production Index—An estimate, expressed in years, of the total estimated proved reserves attributable to a producing property divided by annual production from the property.

Standardized Measure of Discounted Future Net Cash Flows—Also referred to as “standardized measure.” It is the present value of estimated future net revenues computed by discounting estimated future net revenues at a rate of 10% annually.

Tcfe—One trillion cubic feet of natural gas equivalent, computed on an approximate energy equivalent basis that one Bbl equals six Mcf.

PROSPECTUS

$600,000,000

XTO Energy Inc.

Debt Securities

Preferred Stock

Common Stock

Warrants

This prospectus contains summaries of the general terms of these securities and the general manner in which they will be offered for sale. At the time of each offering we will provide the specific terms, manner of offering and the initial public offering price of the securities in a supplement to this prospectus. You should carefully read this prospectus and the applicable prospectus supplement before you decide to invest. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Additionally, various stockholders of XTO Energy may offer and sell shares of common stock from time to time. The total of all securities offered by us and by selling stockholders will not exceed combined initial offering prices of $600,000,000.

XTO Energy Inc.’s common stock is listed on the New York Stock Exchange under the symbol “XTO.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 14, 2001.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission. By using a shelf registration statement, we may sell from time to time in one or more offerings any combination of the securities described in this prospectus. The total dollar amount of the securities we may sell through these offerings will not exceed $600,000,000. For further information about the securities and us you should refer to our registration statement and its exhibits. In this prospectus, we have summarized material provisions of contracts and other documents. For a complete description of the terms of these documents, you should review the full texts, which are included as exhibits to our registration statement. The registration statement can be obtained from the SEC as described below under the heading “Where You Can Find More Information.”

This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that contains more specific information about the terms of those securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information included in our reports, proxy statements and other information filed with the Securities and Exchange Commission. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement.

You should rely only on information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information contained in this prospectus and information that we previously filed with the SEC and incorporated by reference in this prospectus is accurate as of the date on the front cover of this prospectus. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

WHERE Y OU CAN FIND MORE INFORMATION

We file reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference rooms at:

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Woolworth Building

233 Broadway

New York, New York 10279

Citicorp Center

500 West Madison Street

Suite 1400

Chicago, Illinois 60661

You may call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect the reports and other information we file with the SEC at:

New York Stock Exchange

20 Broad Street

New York, New York 10005

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with them. This means that we can disclose important information to you by referring you to those documents. Any information we reference in this manner is considered part of this prospectus. Information we file with the SEC after the date of this prospectus will automatically update and, to the extent inconsistent, supersede the information contained in this prospectus.

We incorporate by reference the following documents which, prior to June 1, 2001, were filed with the SEC under XTO Energy’s previous name, Cross Timbers Oil Company:

•	Annual Report on Form 10-K for the year ended December 31, 2000;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2001;

•	Current Reports on Form 8-K filed on January 12, 2001 (Report dated January 3, 2001), May 24, 2001 (Report dated May 15, 2001), June 20, 2001 (Report dated June 11, 2001) and December 6, 2001 (Report dated December 3, 2001);

•	The description of XTO Energy’s common stock contained in Form 8-A dated April 8, 1993, as amended by Amendment No. 1 dated September 18, 1996; and

•	All other documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus but before the end of the offering of the securities made by this prospectus.

As a recipient of this prospectus, you may request a copy of any document we incorporate by reference, except exhibits to the documents that are not specifically incorporated by reference, at no cost to you, by writing or calling us at:

XTO Energy Inc.

Attn: Investor Relations

810 Houston Street

Fort Worth, Texas 76102

(817) 870-2800

FORWARD-LOOKING STATEMENTS

Some statements made by XTO Energy in this prospectus and incorporated by reference from documents filed with the SEC are prospective and constitute forward-looking statements. These statements encompass information that does not directly relate to any historical or current fact and include information that is based on beliefs of and assumptions made by management of XTO Energy. The statements often may be identified with words such as “anticipates,” “believes,” “expects,” “intends,” “plans,” “projects,” “estimates” and other similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. The most significant of these risks, uncertainties and other factors are discussed in sections of documents we incorporate by reference, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business and Properties.” We will include in any prospectus supplement a description of significant factors that could cause actual results to differ materially from those described in the forward-looking statements.

XTO ENERGY INC.

XTO Energy is a leading United States independent energy company. We acquire, develop and explore oil and natural gas properties and produce, process, market and transport oil and natural gas in the United States. Prior to our name change on June 1, 2001, we were known as Cross Timbers Oil Company. Our growth has come primarily through acquisition of reserves, followed by aggressive development activities and the purchase of additional interests in or near our existing reserves. Our properties are concentrated in:

•	the East Texas Basin of Texas and Louisiana;

•	the Arkoma Basin of Arkansas and Oklahoma;

•	the San Juan Basin of northwestern New Mexico;

•	the Hugoton Field in Kansas and Oklahoma;

•	the Permian Basin of West Texas and New Mexico;

•	the Anadarko Basin of Oklahoma;

•	the Green River Basin of Wyoming; and

•	the Middle Ground Shoal Field in Alaska’s Cook Inlet.

XTO Energy is a Delaware corporation. Our principal executive offices are located at 810 Houston Street, Fort Worth, Texas 76102, and our telephone number is (817) 870-2800.

USE OF PROCEEDS

Unless we have indicated otherwise in the accompanying prospectus supplement, we expect to use the net proceeds we receive from any offering of these securities for our general corporate purposes, including working capital, repayment or reduction of debt, capital expenditures, acquisitions of additional oil and natural gas properties and repurchases and redemptions of securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated.

	Year Ended December 31,						Nine Months Ended September 30, 2001
	1996	1997	1998		1999	2000
Ratio of earnings to fixed charges (a)	2.6x	2.1x	(b	)	1.9x	2.8x	8.0x

(a)	For the purpose of calculating the ratio of earnings to fixed charges, earnings include income (loss) from continuing operations before income taxes and fixed charges. Fixed charges include interest expense, preferred stock dividends and an imputed interest expense on operating lease rentals (assumed as one-third of rentals).
(b)	Fixed charges exceeded earnings by $108.4 million. Excluding the effects of a $93.7 million pre-tax net loss on investment in equity securities and a $2 million pre-tax, non-cash impairment charge, fixed charges exceeded earnings by $19 million.

DESCRIPTION OF DEBT SECURITIES

PROVISIONS APPLICABLE TO SENIOR DEBT SECURITIES

This section summarizes the general terms of the senior debt securities we may offer from time to time. The prospectus supplement relating to any particular senior debt securities offered will describe the specific terms of the series of senior debt securities, which may be in addition to or different from the general terms summarized in this section.

Senior debt securities may be issued from time to time in one or more series under an indenture between XTO Energy and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the senior debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The indenture does not limit the amount of senior debt securities which may be issued under the indenture, and we may issue debt securities in one or more series in principal amounts as we authorize from time to time. Unless otherwise specified in the prospectus supplement, the senior debt securities will be unsecured and will rank equally with all our other unsecured and unsubordinated indebtedness.

Each prospectus supplement will describe the following terms of any series of senior debt securities we offer:

•	the title;

•	any limit on the aggregate principal amount;

•	whether the senior debt securities will be issued initially in the form of a temporary global security or issued in the form of a permanent global security; the terms and conditions, if any, upon which the global security may be exchanged in whole or in part for other definitive senior debt securities; and the depositary for the global security;

•	the dates on which the principal and any premium is payable and the method of determination;

•	the interest rate or the method of its determination and the date from which interest will accrue;

•	the dates on which interest is payable and the regular record dates for the interest payment dates;

•	the place(s) where principal and any premium and interest is payable and the senior debt securities may be presented for registration of transfer;

•	whether the senior debt securities are redeemable at our option and the redemption prices, dates and other redemption terms and conditions;

•	whether we are obligated to redeem or purchase the senior debt securities according to any sinking fund or similar provision or at the holder’s option and the prices, periods and terms and conditions of that redemption or purchase obligation;

•	if other than denominations of $1,000 and any integral multiple of $1,000, the denominations in which the senior debt securities will be issuable;

•	if other than United States Dollars, the currency or currencies of payment of principal and any premium and interest;

•	if payments are based on an index, the manner in which the amount of principal payments and any premium and interest is to be determined;

•	if other than the full principal amount, the portion of the principal amount payable if the maturity of the senior debt securities is accelerated;

•	any additional covenants and restrictions of XTO Energy;

•	whether the senior debt securities will be subject to defeasance as described below under “Defeasance”;

•	any deletions or modifications to the events of default described below;

•	if applicable, the terms of any right to convert or exchange the senior debt securities into common stock, preferred stock or other securities;

•	any authenticating or paying agents, registrars, conversion agents or any other agents for the senior debt securities; and

•	any other terms.

Senior debt securities may be issued and sold at a substantial discount below their stated principal amount. If applicable, the prospectus supplement will describe any special United States federal income tax consequences and other considerations which apply to senior debt securities issued at a discount or to any securities denominated or payable in a foreign currency or currency unit.

Restrictive Covenants

The indenture contains covenants and restrictions that will be applicable, unless waived or amended, so long as any senior debt securities are outstanding and have not been defeased in accordance with the indenture. A prospectus supplement for any series of senior debt securities may describe additional covenants and restrictions applicable to that series. For a complete description of the covenants you should refer to the indenture and any applicable supplemental indenture.

Limitation on Liens.    We and our subsidiaries, other than a royalty trust or any subsidiary designated by our board of directors as an unrestricted subsidiary, may not at any time create, incur, assume or permit to exist any liens on any of our property, assets, income or profits, other than specified liens permitted by the indenture, unless:

•	in the case of a lien securing subordinated indebtedness, the senior debt securities are secured by a lien on the same property that is senior in priority to the lien for the subordinated indebtedness; or

•	in the case of any other lien, the senior debt securities are secured equally and ratably with the obligation secured by the lien.

Conversion Rights

The senior debt securities of any series may be convertible into shares of our common stock or our preferred stock on the terms and conditions described in an applicable prospectus supplement.

Events of Default, Notice and Waiver

Unless otherwise provided in the applicable prospectus supplement, the following are events of default under the indenture for the senior debt securities:

•	failure to pay principal or any premium when due;

•	failure, continuing for 30 days, to pay interest when due;

•	failure, continuing for 30 days, to deposit any sinking fund payment when due;

•	failure to comply with the merger, consolidation or sale of assets provisions of the indenture;

•	failure to perform any other covenant made by us in the indenture, other than a covenant included in the indenture for the benefit of another series of senior debt securities, that continues for 30 days after written notice as provided in the indenture;

•	payment default, or other default resulting in acceleration of other indebtedness for money borrowed in an aggregate principal amount greater than $10,000,000;

•	occurrence of an ERISA benefit plan liability or uninsured judgment greater than $10,000,000;

•	certain events of bankruptcy, insolvency or reorganization; and

•	any other event of default as may be specified for the senior debt securities of an applicable series.

If any event of default described in the penultimate bullet point above occurs, then each outstanding series of senior debt securities will be due and payable automatically. If any other event of default on any outstanding series of senior debt securities occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding senior debt securities of that series, may declare the principal amount of all the senior debt securities of that series, to be due and payable immediately. At any time after a declaration of acceleration has been made, but before a judgment has been obtained, the holders of a majority in principal amount of the outstanding senior debt securities of that series may, under certain circumstances, rescind that acceleration. Depending on the terms of our other indebtedness outstanding from time to time, an event of default under senior debt securities may give rise to cross defaults on our other indebtedness.

Within 60 days after the occurrence of a default under any series of senior debt securities, the trustee is obligated to give the holders of that series notice of all uncured and unwaived defaults known to it. Except in the case of a payment default, the trustee need not provide a notice of default if directors of XTO Energy or the trustee in good faith determine that withholding the notice is in the interest of those holders. In the case of a payment default under other indebtedness for money borrowed exceeding $10,000,000, however, notice will not be given until at least 60 days after the occurrence of that payment default.

The trustee is required, in case of an event of default, to exercise its rights and powers under the indenture and to use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in conducting the person’s own affairs. The holders of a majority in principal amount of the outstanding senior debt securities of any series have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee. Subject to the duty of the trustee to act with the requisite standard of care, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of the senior debt securities unless they have offered to the trustee reasonable security or indemnity.

No holder of a senior debt security of any series will have any right to institute any proceeding, except a suit to enforce payment of interest and principal then due, for any other remedy or otherwise under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in principal amount of the applicable series of senior debt securities have made written request to the trustee to institute the proceeding and have offered the trustee reasonable indemnity in its compliance with the request;

•	the trustee failed to institute the requested proceeding for 60 days after receipt of the written request; and

•	the trustee did not receive during that 60-day period inconsistent directions from holders of a majority in principal amount of the applicable series.

The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive any past default except a default in the payment of principal of or premium or interest on any senior debt security or a provision which cannot be modified or amended without the consent of the holder of each outstanding senior debt security affected. The holders of a majority in principal amount of the outstanding senior debt securities of any series may on behalf of the holders of all senior debt securities of that series waive compliance by us with certain restrictive provisions of the indenture applicable to securities of that series.

Each quarter we are required to furnish to the trustee a statement as to the performance by us of our obligations under the indenture and as to any default in that performance.

Modification

We and the trustee may make modifications and amendments to the indenture with the consent of the holders of a majority in principal amount of the outstanding senior debt securities of each series affected by the modification or amendment. However, none of the following modifications or amendments may be made without the consent of the holder of each outstanding senior debt security affected:

•	change the stated maturity date of the principal of or any installment of interest on any senior debt security;

•	reduce the principal amount of or any premium or interest on any senior debt security;

•	change the place or currency of payment on any senior debt security;

•	impair the right to institute suit for the enforcement of any payment on any senior debt security; or

•	reduce the percentage in principal amount of outstanding senior debt securities required to consent to a modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

We and the trustee may, without the consent of any holders of senior debt securities, modify the indenture to, among other things:

•	add additional covenants;

•	add additional events of default;

•	secure the senior debt securities;

•	provide for uncertificated senior debt securities in addition to or in place of certificated securities; and

•	cure ambiguities or inconsistencies in the indenture so long as the modification does not adversely affect the interests of the holders of outstanding senior debt securities in any material respect.

Consolidation, Merger and Sale of Assets

Without the consent of any holders of outstanding senior debt securities, we may consolidate with or merge into another entity, or convey, transfer or lease substantially all of our assets to any entity if:

•	either we are the surviving person in the merger or the other person who survives the merger or consolidation or who acquires or leases substantially all of our assets is a corporation organized under the laws of any United States jurisdiction and assumes by supplemental indenture our obligations under the senior debt securities and the indenture;

•	after giving effect to the transaction, no event of default, or event that could become an event of default, has occurred and is continuing; and

•	certain financial and other conditions are met.

When a successor entity complies with these provisions, we will (except in the case of a lease) be relieved of our obligations under the indenture and the senior debt securities.

Defeasance

Unless otherwise provided in the applicable prospectus supplement, if we deposit with the trustee funds or government obligations sufficient to make payments on any series of senior debt securities on the dates those payments are due and satisfy other specified conditions, then, at our option, either of the following will occur:

•	we will be discharged from our obligations under the senior debt securities of the series except for certain obligations to register the transfer or exchange of the debt securities, replace stolen, lost or mutilated debt securities, maintain paying agencies and hold moneys for payment in trust; or

•	we will be released from our obligations to comply with certain covenants relating to the series.

We will be required to deliver to the trustee an opinion of counsel that the deposit and related defeasance would not cause the holders of the applicable series of senior debt securities to recognize income, gain or loss for federal income tax purposes. If we elect the first alternative above, that opinion of counsel must be based upon a ruling from the IRS or a change in law.

In the event we deposit money or government obligations to defease any subordinated debt securities, the money or government obligations so deposited will not be subject to the subordination provision of the indenture for those securities. In that instance, the subordinated debt securities will not be subordinated in right of payment to the holders of senior indebtedness to the extent of the money or government obligations deposited for the defeasance.

Form, Exchange, Registration and Transfer

Senior debt securities will be issuable in definitive, registered form. They may also be issued in temporary or permanent global form. See “—Global Securities” below.

Senior debt securities of any series will be exchangeable for other senior debt securities of the same series and of the same aggregate principal amount in different authorized denominations.

Senior debt securities may be presented for exchange as provided above, and may be presented for registration of transfer with the form of transfer duly executed, at the office of the security registrar or at the office of any transfer agent designated by us and referred to in an applicable prospectus supplement. The exchange or transfer will be made without service charge upon payment of any taxes and other governmental charges as described in the indenture, and upon the satisfaction of the security registrar or transfer agent, as the case may be, with the documents of title and identity of the person making the request. The indenture provides that the trustee will be appointed as security registrar. We may at any time rescind the designation of any transfer agent or approve a change in the location through which any transfer agent acts.

In the event of any partial redemption of any series of senior debt securities, we will not be required to:

•	issue, register the transfer of or exchange debt securities of the series during a period beginning at the opening of business 15 days prior to the mailing of a notice of the redemption and ending on the close of business on the day of mailing the notice; or

•	register the transfer of or exchange any senior debt security called for redemption, except the unredeemed portion of the security being redeemed in part.

Global Securities

We may issue senior debt securities of a series in whole or in part in the form of one or more fully registered global certificates that we will deposit with a depositary identified in a prospectus supplement. Unless and until it is exchanged in whole or in part for the individual senior debt securities it represents, a global security may not be transferred except as a whole:

•	by the applicable depositary to a nominee of the depositary;

•	by any nominee of the depositary to the depositary or another nominee; or

•	by the depositary or any nominee to a successor depositary or any nominee of the successor.

We will describe the specific terms of the depository arrangement for a series of senior debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depository arrangements.

Upon issuance of a global security representing offered securities of a series, the depositary or its nominee will credit on its book-entry registration and transfer system the respective principal amounts of the individual senior debt securities represented by that global security to the accounts of participants that have accounts with the depositary. Those accounts will be designated by the dealers, underwriters or agents selling the securities or by us if they are sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that hold interests through participants. Ownership by participants of beneficial interests in the global security will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by the depositary or its nominee. Ownership of beneficial interests by persons other than participants will be shown on the records of participants. The laws of some states require that certain purchasers of securities take physical delivery of those securities in definitive form. These limits and laws may impair your ability to transfer beneficial interests in a global security.

As long as the depositary or its nominee is the registered owner of a global security, the depositary or its nominee will be considered, for all purposes under the indenture, the sole owner and holder of the related senior debt securities. Except as described below, owners of beneficial interests in a global security:

•	do not have the securities registered in their names;

•	do not receive physical delivery of the securities in definitive form; and

•	are not considered the owners or holders under the indenture relating to those securities.

We will make payments relating to senior debt securities represented by a global security to the depositary or its nominee as the registered owner of the global security representing those securities. We expect that the depositary or its nominee, upon receipt of any payments relating to a global security, will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in a global security held through them will be governed by standing instructions and customary practices, as is the case with securities held for customer accounts in “street name,” and will be the responsibility of the participants. We will not have any responsibility or liability for:

•	any aspect of the records relating to, or payments made on account of, beneficial ownership interests in a global security;

•	maintaining, supervising or reviewing any records relating to any beneficial ownership interests in a global security;

•	any other aspect of the relationship between the depositary and its participants; or

•	the relationship between the participants and the owners of beneficial interests in a global security.

All securities of a series represented by a global security will be exchanged for certificated securities in definitive form if:

•	the depositary notifies us that it is unwilling or unable to continue as depositary for the global security and we fail to appoint a successor depositary within 90 days;

•	we decide at any time not to have the securities of that series represented by a global security and so notify the trustee; or

•	an event of default has occurred and is continuing for the senior debt securities of that series and the depositary requests that definitive securities be issued.

If there is such an exchange, we will issue certificated senior debt securities in authorized denominations and registered in the names directed by the depositary.

Payment and Paying Agents

Unless otherwise indicated in a prospectus supplement, payment of principal of and premium and interest on senior debt securities of a series will be made in the designated currency or currency unit at the office of the paying agent or paying agents as we may designate from time to time. At our option, payment of any interest may instead be made by check mailed to the address of the registered holder appearing in the security register. Unless otherwise indicated in a prospectus supplement, payment of any installment of interest will be made to the registered holder at the close of business on the applicable regular record date.

Unless otherwise indicated in a prospectus supplement, the corporate trust office of the trustee in the Borough of Manhattan, in New York City will be designated as our paying agent for payments relating to senior debt securities. Any other paying agents in the United States initially designated by us for senior debt securities will be named in an applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each designated place of payment for each series of senior debt securities.

All moneys we pay to a paying agent for the payment of principal of and any premium or interest on any senior debt security which remain unclaimed two years after becoming due and payable will, subject to applicable escheat laws, be repaid to us, and the holder of that debt security will look only to us for payment.

Notices

Notices to holders of senior debt securities will be given by mail to the addresses appearing in the security register.

The Trustee

The applicable prospectus supplement will specify the trustee under the indenture. The indenture contains limitations on the right of the trustee, if it is one of our creditors, to obtain payment of claims or to realize on property received on any of those claims, as security or otherwise. The trustee may engage in other transactions, except that, if it acquires any conflicting interest, it must eliminate that conflict or resign.

Governing Law

The indenture and the senior debt securities are governed by and construed under New York law except to the extent that the Trust Indenture Act is applicable.

PROVISIONS APPLICABLE TO SUBORDINATED DEBT SECURITIES

This section summarizes the general terms of the subordinated debt securities we may offer from time to time. The prospectus supplement relating to any particular subordinated debt securities offered will describe the specific terms of the series of subordinated debt securities, which may be in addition to or different from the general terms summarized in this section.

Subordinated debt securities may be issued from time to time in one or more series under an indenture between XTO Energy and a trustee that is named in a prospectus supplement. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. The following summary of the provisions of the indenture and the subordinated debt securities is not meant to be a complete description of all their terms and is qualified in its entirety by reference to the indenture.

General

The subordinated debt securities will be unsecured and will rank junior and be subordinate in right of payment to all of our senior indebtedness. The indenture does not limit the amount of subordinated debt securities that may be issued under the indenture, and we may issue subordinated debt securities in one or more series in principal amounts as we authorize from time to time.

Each prospectus supplement will describe the terms of any series of subordinated debt securities that we offer. The terms and provisions of the subordinated debt securities will be substantially similar to the terms and provisions of the senior debt securities summarized above except as described in this section. See “—Provisions Applicable to Senior Debt Securities” for a summary of those provisions. The subordinated debt securities will not be subject to any sinking fund provision.

Subordination

The payment of the principal of and premium, if any, and interest on the subordinated debt securities is subordinated in right of payment to the prior payment in full of all senior indebtedness, whether now outstanding or incurred in the future. The indenture does not limit the amount of senior indebtedness that we may incur in the future. Upon any payment or distribution of our assets to creditors upon any liquidation, dissolution, winding up, assignment for the benefit of creditors or marshaling of assets and liabilities or any bankruptcy, insolvency, receivership, liquidation, reorganization or similar proceedings, the holders of all senior indebtedness will first be entitled to receive any payment in full of, or satisfactory provision for, all amounts due before the holders of subordinated debt securities will be entitled to receive any payments.

In the event of a default in the payment of principal of, and premium, if any, or interest on, any senior indebtedness, no payment may be made on account of the subordinated debt securities until the default has been cured or the senior indebtedness has been paid in full. During the period of a default, other than a payment default, on any senior indebtedness that permits the acceleration of maturity, upon notice from the trustee or holders of that senior indebtedness, no payment may be made on account of the subordinated debt securities until the earlier of 179 days following that notice, the curing of the default or rescission of the notice. Our failure to make any payment when due on the subordinated debt securities after any applicable grace period, including because of a default on senior indebtedness, will constitute a default on the subordinated debt securities and entitle acceleration of their maturity.

The subordination rights of holders of senior indebtedness will not be prejudiced or impaired by any acts or failures to act by us or by any holder of senior indebtedness. In certain circumstances the holders of subordinated debt securities will be subrogated to some of the rights of the holders of senior indebtedness upon payment in full of all senior indebtedness.

By reason of subordination, in the event of our insolvency, the holders of senior indebtedness, as well as our other creditors who are holders of indebtedness that is not subordinated to the senior indebtedness, may recover more, ratably, than the holders of the subordinated debt securities. Holders of senior subordinated debt securities may recover more, ratably, than holders of subordinated debt securities.

The term “senior indebtedness” means all indebtedness described below, including principal, premium, if any, and interest, including interest accruing after the filing of a petition in bankruptcy, whether incurred before, on or after the date of issuance of any subordinated debt securities, unless that indebtedness by its terms provides that it is subordinate in right of payment to or equal with the subordinated debt securities. Senior indebtedness excludes, however, any tax liability and any of our indebtedness to our subsidiaries or affiliates or their subsidiaries.

The term “indebtedness” means all obligations:

•	of ours for borrowed money or the deferred purchase price of property or services, excluding accounts payable or other obligations arising in the ordinary course of business, but including letters of credit, bankers’ acceptances or other similar credit transactions;

•	of ours evidenced by bonds, notes, debentures or similar instruments;

•	of ours under capitalized leases;

•	of other persons of the types referred to above as well as all dividends of other persons, in either case the payment of which is secured by any lien on our assets;

•	under our guarantees of these types of indebtedness;

•	of ours under interest rate swap obligations and foreign currency hedges; and

•	described in the prospectus supplement relating to the series of subordinated debt securities.

If this prospectus is being delivered in connection with a series of subordinated debt securities, the accompanying prospectus supplement will state the approximate aggregate principal amount of senior indebtedness outstanding as of a recent date.

The terms of our existing outstanding 9 1/4% Senior Subordinated Notes due 2007 and 8 3/4% Senior Subordinated Notes due 2009 prohibit us from issuing subordinated debt securities ranking senior in right of payment to the 9 1/4% and 8 3/4% Notes.

DESCRIPTION OF PREFERRED STOCK

This section summarizes the general terms of the preferred stock that we may offer. The prospectus supplement relating to a particular series of preferred stock offered will describe the specific terms of that series, which may be in addition to or different from the general terms summarized in this section. The summary in this section and in any prospectus supplement does not describe every aspect of the preferred stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation, the certificate of designation relating to the applicable series of preferred stock and the Delaware General Corporation Law. The certificate of designation will be filed as an exhibit to or incorporated by reference in the registration statement.

Our restated certificate of incorporation authorizes us to issue 25,000,000 shares of preferred stock, par value of $.01 per share. There were no shares of preferred stock outstanding on December 5, 2001. We may issue preferred stock from time to time in one or more classes or series with such rights and preferences, including voting, dividend and conversion rights and other terms, as our board of directors may establish without any further authorization by the stockholders.

The preferred stock that we may offer will be issued in one or more classes or series. The prospectus supplement relating to the particular class or series of preferred stock will describe the specific terms of the class or series, including:

•	the designation and stated value, if any, per share and the number of shares offered;

•	the amount of liquidation preference per share and any priority relative to any other class or series of preferred stock or common stock;

•	the initial public offering price at which shares will be issued;

•	the dividend rate (or method of calculation), the dates on which dividends will be payable and the dates from which dividends will commence to cumulate, if any;

•	any redemption or sinking fund provisions;

•	any conversion or exchange rights;

•	any voting rights; and

•	any other rights, preferences, privileges, limitations and restrictions.

General

The holders of preferred stock will have no preemptive rights. Upon issuance against full payment of the purchase price, the preferred stock will be fully paid and non-assessable. Unless otherwise provided in the prospectus supplement relating to the particular class or series, the preferred stock will have the rights described below.

Dividends

The preferred stock will be preferred over any class or series of common stock as to payment of dividends. Before we can declare, pay or set apart for payment any dividends or distributions, other than dividends or distributions payable in common stock, on the common stock, we will pay dividends to the holders of shares of each class and series of preferred stock entitled to receive dividends when, as and if declared by our board of directors. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates stated in the prospectus supplement. For each class or series of preferred stock, the dividends on each share of the class or series will be cumulative from the date of issue of the share unless some other date is stated in the prospectus supplement relating to the class or series. Accruals of dividends will not bear interest.

Liquidation

The preferred stock will be preferred over the common stock as to asset distributions so that the holders of each class and series of preferred stock will be entitled to be paid the amount stated in the applicable prospectus supplement upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock. If upon any liquidation, dissolution or winding up, our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, unless otherwise described in a prospectus supplement, our entire remaining net assets will be distributed among the holders of each class and series of preferred stock in amounts proportional to the full amounts to which the holders of each class and series are entitled.

Redemption or Conversion

The shares of any class or series of preferred stock will be redeemable, or will be convertible into shares of common stock or any other class or series of preferred stock, to the extent described in the prospectus supplement relating to the series.

DESCRIPTION OF COMMON STOCK

We are authorized to issue up to 250,000,000 shares of common stock, par value $.01 per share. As of December 5, 2001, there were 131,988,733 shares of common stock issued (including 8,215,998 shares held in our treasury).

Our restated certificate of incorporation permits us to issue common stock divided into classes and series, and to designate for each class or series the rights, preferences and restrictions of that class or series, including voting rights and dividend and liquidation preferences. We do not intend to issue common stock in any class or series other than the currently issued common stock. This section summarizes the general terms of our currently issued common stock. The prospectus supplement relating to the common stock offered will state the number of shares offered, the initial offering price and market price, dividend information and any other relevant information. The summary in this section and in the prospectus supplement does not describe every aspect of the common stock and is subject to and qualified in its entirety by reference to all the provisions of our restated certificate of incorporation and bylaws and the Delaware General Corporation Law.

General

All shares of common stock have equal rights to participate in dividends and, in the event of liquidation, assets available for distribution to stockholders, subject to any preference of the preferred stock. Each share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Voting rights for the election of directors are non-cumulative. Shares of common stock carry no conversion, preemptive or subscription rights and are not subject to redemption. All outstanding shares of common stock are, and any shares of common stock issued upon conversion of any convertible securities will be, fully paid and non-assessable. We may pay dividends on the common stock when, as and if declared by our board of directors. Dividends may be declared in the discretion of the board of directors from funds legally available, subject to restrictions under agreements related to our indebtedness.

The outstanding shares of common stock are listed on the New York Stock Exchange and trade under the symbol “XTO.” The transfer agent, registrar and dividend disbursement agent for the common stock is Mellon Investor Services LLC.

Preferred Share Purchase Rights

Each share of common stock will be issued with one preferred share purchase right until the earliest of the time the rights become exercisable, expire or are redeemed. In general, after the rights become exercisable, each right entitles the holder to purchase at a specified exercise price one one-thousandth of a share of our Series A Junior Participating Preferred Stock. Initially the rights will not be exercisable and will trade with, and will not be separable from, the common stock. The rights will only become exercisable after the earlier to occur of (a) 10 days following a public announcement that a person or group of affiliated persons has acquired beneficial ownership of 15% or more of the outstanding common stock or (b) 10 business days (or a later date as determined by our board of directors) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in beneficial ownership by a person or group of 15% or more of the outstanding common stock. If XTO Energy were acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power were sold, proper provision would be made so that each right would entitle its holder to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock of the acquiring company having a market value of twice the exercise price of the right. If any person or group were to acquire beneficial ownership of 15% or more of the outstanding common stock, each right would entitle its holder, other than the acquiring person whose rights would become void, to purchase, upon the exercise of the right at the then current exercise price, that number of shares of common stock having a market value on the date of that 15% acquisition of twice the exercise price of the right.

Our board of directors may at its option, at any time after a 15% acquisition but prior to the acquisition of more than 50% of the outstanding common stock, exchange all or part of the then outstanding and exercisable rights, other than those held by the acquiring person whose rights would become void, for common stock or preferred stock. The exchange rate per right would be one share of common stock or an amount of preferred stock having a market value equal to one share of common stock. The board of directors may, at any time prior to a 15% acquisition, redeem all, but not part, of the rights at a redemption price of $.01 per right, effective at the time, on the basis and with whatever conditions the board of directors may establish.

Until the rights are no longer redeemable, we may amend the rights in any manner other than to change the redemption price. After the rights are no longer redeemable, we may amend the rights in any manner that does not adversely affect the holders of the rights. The rights will expire on August 25, 2008.

The foregoing summary of the rights is not complete and is subject to the more complete description in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on September 8, 1998, and to the Rights Agreement, dated as of August 25, 1998, between Cross Timbers Oil Company (XTO Energy’s prior name) and ChaseMellon Shareholders Services, LLC, predecessor to Mellon Investor Services LLC, as rights agent.

Other Matters

Our bylaws provide for a classified board of directors divided into three classes with each director serving a three-year term. The classified board provision and the preferred share purchase rights described above may have the effect of discouraging take-over attempts and could delay or prevent a change of control of XTO Energy.

DESCRIPTION OF WARRANTS

The following is a description of the general terms and provisions of the warrants. The particular terms of any series of warrants will be described in a prospectus supplement. If so indicated in a prospectus supplement, the terms of that series may differ from the terms summarized below.

General

We may issue warrants to purchase debt securities, preferred stock or common stock. Warrants may be issued independently or together with any debt securities, preferred stock or common stock and may be attached to or separate from the debt securities, preferred stock or common stock. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

We currently have outstanding warrants to acquire 2,141,552 shares of common stock at a price of $6.70 per share. These warrants were originally issued on December 1, 1997, as part of the consideration we paid for acquiring producing properties.

You should review the applicable prospectus supplement for the specific terms of any warrants that may be offered including the following:

•	the title of the warrants;

•	the aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, aggregate principal amount, denominations and terms of the debt securities purchasable upon exercise of a warrant to purchase debt securities and the price at which the debt securities may be purchased upon exercise;

•	the designation, stated value, terms (including liquidation, dividend, conversion and voting rights), number of shares and purchase price per share of the class or series of preferred stock purchasable upon the exercise of warrants to purchase shares of preferred stock;

•	the number of shares and the purchase price per share of common stock purchasable upon the exercise of warrants to purchase shares of common stock;

•	if applicable, the date on and after which the warrants and the related securities will be separately transferable;

•	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	information regarding book-entry procedures, if any;

•	if applicable, a discussion of material United States federal income tax considerations; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

PLAN OF DISTRIBUTION

We may sell debt securities, common stock, preferred stock and warrants in one or more of the following ways from time to time:

•	to underwriters for resale to the public or to institutional investors;

•	directly to institutional investors; or

•	through agents to the public or to institutional investors.

The offered securities may be distributed periodically in one or more transactions at:

•	a fixed price or prices, which may be changed;

•	market prices prevailing at the time of sale;

•	prices related to the prevailing market prices; or

•	negotiated prices.

In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions. They may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters or agents may sell securities to or through dealers. Those dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

The prospectus supplement will describe the terms of the offering of the securities, including:

•	the purchase price of the securities and the sales proceeds to us;

•	the name or names of any underwriters or agents;

•	any underwriting discounts or agency fees and other items constituting underwriters’ or agents’ compensation;

•	any discounts or concessions allowed or re-allowed or paid to dealers; and

•	any securities exchange on which the securities may be listed.

If one or more underwriters are used in the offer and sale of securities, we will execute an underwriting agreement with the underwriters at the time of sale of the securities to the underwriters, and we will provide in the prospectus supplement the names of the underwriters and the principal terms of the underwriting agreement.

Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. Underwriters and agents may be entitled under agreements entered into with us to indemnification and contribution by us for certain civil liabilities, including liabilities under the Securities Act.

Underwriters and agents and/or their affiliates may engage in transactions with or perform services for us and our affiliates in the ordinary course of business.

Except for our common stock, which is listed on the New York Stock Exchange, each offering of securities will be a new issue of securities and will have no established trading market. Any common stock sold will be listed on the New York Stock Exchange subject to official notice of issuance. Other securities may or may not be listed on a national securities exchange. Any underwriters to whom securities are sold by us for public offering and sale may make a market in the securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice.

VALIDITY OF OFFERED SECURITIES

The validity of the offered securities will be passed upon for us by Kelly, Hart & Hallman, P.C., Fort Worth, Texas, and for the underwriters or agents, if any, by a firm named in the prospectus supplement relating to the particular security.

EXPERTS

The audited financial statements incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report relating to those financial statements, and are incorporated by reference in this prospectus in reliance upon their authority as experts in accounting and auditing. Any future audited financial statements and the reports of our independent public accountants with respect to those audited financial statements hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the authority of that firm as experts in giving those reports to the extent it has audited those financial statements and consented to the use of their reports with respect to those audited financial statements.

Certain information incorporated by reference in this prospectus regarding estimated quantities of oil and natural gas reserves owned by us, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by Miller and Lents, Ltd., independent petroleum engineers, and all such information has been so incorporated in reliance on the authority of such firm as experts regarding the matters contained in their report. Future estimates of oil and natural gas reserves and related information hereafter incorporated by reference in this prospectus and the registration statement will be incorporated in reliance upon the reports of the firm examining such oil and gas reserves and related information and upon the authority of that firm as experts regarding the matters contained in their reports, to the extent the firm has consented to the use of their reports.

12,000,000 Shares

PROSPECTUS SUPPLEMENT

April 16, 2003

LEHMAN BROTHERS

MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

JPMORGAN

A.G. EDWARDS & SONS, INC.

CREDIT LYONNAIS SECURITIES (USA) INC.

HIBERNIA SOUTHCOAST CAPITAL

MORGAN KEEGAN & COMPANY, INC.

PETRIE PARKMAN & CO.

RAYMOND JAMES

RBC CAPITAL MARKETS

SIMMONS & COMPANY INTERNATIONAL